Wetrade Group, Inc.

No 1 Gaobei South Coast

Yi An Men 111 Block 37, Chao Yang District

Beijing City, People Republic of China 100020

June 3, 2022

Via Electronic Mail

Jeff Kauten

Division of Corporation Finance

Office of Technology

U.S. Securities Exchange Commission

Re:	Wetrade Group, Inc. (the “Company”)

Dear Mr. Kauten:

This letter is in response to the letter dated May 10, 2022 from the staff (the “Staff”) of U.S. Securities Exchange Commission (“SEC”) addressed to Wetrade Group, Inc. (the “Company”, “we”, and “our”). For ease of reference, we have recited SEC’s comments in this response and numbered them accordingly.

Amendment No. 9 to Registration Statement on Form S-1

Cover Page

1.

Clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations.  Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.

RESPONSE: We respectfully advise the Staff that we have revised the cover page to clarify how we refer to the holding company and its subsidiaries and clearly disclosed the entity in which investors are purchasing an interest.

2.

Please disclose whether you have cash management policies and procedures that dictate how funds are transferred, and if so, describe these policies and procedures.   Please include corresponding disclosure in the prospectus summary.

RESPONSE: We respectfully advise the Staff that we do not have cash management policies and procedures that dictate how funds are transferred and have disclosed as such in the cover page and prospectus summary.

Prospectus Summary

Risk Factor Summary, page 7

3.	For each risk applicable to China-based companies, please provide a cross-reference to the section of the risk factors related to being a China-based issuer.

RESPONSE: We respectfully advise the Staff that we have revised the risk factor summary section to provide a cross-reference to the section of the risk factors related to being a China-based issuer on page 10 of the registration statement.

4.

We note your statement that you have obtained all requisite permissions and that you are not required to obtain permission from the Chinese authorities to offer the securities being registered to foreign investors.  Please disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business. With respect to your statement that you are not required to obtain permission from the Chinese authorities to offer the securities being registered to foreign investors please disclose the basis for this belief.  If you relied upon the opinion of counsel you should identify counsel and file a consent.  If you did not rely on counsel, explain why you did not consult counsel and why you believe you do not need any permissions or approvals. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

RESPONSE: We respectfully advise the Staff that we have expanded our disclosure regarding the permissions we are required to obtain from the Chinese authorities to offer securities being offered to foreign investors on page 12 of the prospectus. We also disclosed each permission or approval that we or our subsidiaries are required to obtain from China authorities to operate our business on page 11. Furthermore, we have described the consequences to us and our investors if we or our subsidiaries (i) do not receive or maintain such permissions or approvals, should the approval is required in the future by the PRC government, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future. Finally, we have identified the PRC counsel and previously filed the PRC opinion and consent as exhibit 99.1 of the prospectus.

Risk Factors

We may become subject to a variety of laws…,, page 23

5.	Please disclose that the draft CAC measures proposed in July 2021 became effective in February 2022.

RESPONSE: We respectfully advise the Staff that we have disclosed that the draft CAC measures proposed in July 2021 became effective in February 2022 on page 25 of the prospectus.

General

6.

We note that one or more of your officers or directors are located in China.  Please revise to include a separate Enforceability section to address the difficulty of bringing actions against these individuals and enforcing judgements against them. Please add a cross-reference to this section in the risk factor titled “You may have difficulty effecting service or legal process…” on page 30.

RESPONSE: We respectfully advise the Staff that we have added a section named “Enforceability of Judgement against our China-based officers and Directors” on page 6 of the prospectus in the prospectus summary section. We have also added a cross-reference to this section in the risk factor titled “You may have difficulty effecting service of legal process, enforcing judgments or bringing actions against us and our management.”

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Wetrade Group, Inc.

/s/ Pijun Liu
Name: Pijun Liu
Title: Chief Executive Officer

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